Filed Pursuant to Rule 433
Registration Statement No. 333-137902

Linked to the

Morningstar® Wide Moat FocusSM Total Return Index (Wide Moat ELEMENTS)

Wide Moat ELEMENTS are designed to track the performance of the Morningstar® Wide Moat FocusSM Total Return Index. The Wide Moat Focus Index contains companies that have sustainable competitive advantages and that trade at discounts to Morningstar’s determination of their fair value.

ELEMENTSSM Linked to the Morningstar Wide Moat

Focus Total Return Index (Wide Moat ELEMENTS)

Ticker	WMW

Intraday Indicative	WMWIV
Value Ticker

Index Bloomberg Ticker	MWMFTR

Exchange	NYSE ArcaSM

Investment Minimum	None

Annual Investor Fee	0.75%

CUSIP Number	25153Q708

Issuer: Deutsche Bank AG – (AA/Aa1)

Deutsche Bank Aktiengesellschaft is a stock corporation organized under the laws of Germany and is the parent company of a group consisting of banks, capital market companies, fund management companies, a property finance company, installment financing companies, research and consultancy companies and other domestic and foreign companies. Deutsche Bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. It is the largest bank in Germany and one of the largest financial institutions in Europe and the world measured by total assets.

Index: Morningstar® Wide Moat FocusSM Total Return Index

(Wide Moat Focus Index)

The Wide Moat Focus Index is determined by the following 2-step process:

1.	Defining the Wide Moat universe: Morningstar identifies the companies with “wide moats” in the Morningstar US Market Index, a broad market index consisting of 97% of U.S. equity market capitalization. A company is said to have a wide moat if it has (i) a sustainable return on invested capital (ROIC) exceeding its cost of capital; and (ii) an ability to maintain one or more of the four following competitive advantages:

High Switching Cost – It’s difficult or costly for customers to switch to a competitor.

Cost Advantage – The firm is a low cost producer relative to its peers.

Intangible Assets – Patents, trademarks, regulatory approvals, superior branding, corporate governance and human resources management can give a company a sustainable advantage.

Network Effect – A firm’s products and/or services become more valuable as its user base grows.

Approximately 10% of the companies in the Morningstar US Market Index currently have a wide moat.

2.	Determining the Wide Moat Focus Index: The Wide Moat Focus Index is comprised of 20 eligible companies in the Morningstar Wide Moat universe with the highest ratios of fair value to stock price. The Wide Moat Focus Index was equally weighted at inception, and is reconstituted and rebalanced quarterly so that each component stock represents 5% of the Wide Moat Focus Index.

Generally, 1% of the companies in the Morningstar US Market Index become components of the Wide Moat Focus Index.

The Morningstar® Wide Moat FocusSM Total Return Index Creation Process

Historical Performance

The following table illustrates how the Wide Moat Focus Index, based on the selection criteria and methodology described above, has performed relative to the S&P 500 Total Return Index and Morningstar US Market Total Return Index from September 30, 2002 to September 28, 2007. For the purposes of comparison, each index has been rebalanced to 100 as of September 30, 2002. Because the Wide Moat Focus Index was launched on February 14, 2007, the performance included in the graph for the Wide Moat Focus Index includes both actual historical performance, and, for the period prior to February 14, 2007, hypothetical historical performance. The historical and hypothetical historical performance represented below should not be interpreted as an indication of future performance.

Source: Bloomberg

What Are Some of the Risks of Wide Moat ELEMENTS?

An investment in Wide Moat ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the pricing supplement.

No Principal Protection – If the level of the Wide Moat Focus Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your Wide Moat ELEMENTS, you will receive less than your original investment in Wide Moat ELEMENTS upon repurchase or at maturity.

Underlying Index and Market Risk – The return on Wide Moat ELEMENTS is linked to the performance of the Wide Moat Focus Index which, in turn, is linked to the prices of the Wide Moat Focus Index components. Prices may change unpredictably, affecting the level of the Wide Moat Focus Index components and, consequently, the value of your Wide Moat ELEMENTS in unforeseeable ways. The Wide Moat Focus Index publisher may suspend or discontinue the calculation or publication of the Wide Moat Focus Index, making it difficult to determine the market value of the Wide Moat Focus Index and of your Wide Moat ELEMENTS which, may in turn, adversely affect the market price of your Wide Moat ELEMENTS.

No Interest Payments – You will not receive any periodic interest payments on Wide Moat ELEMENTS.

Issuer Risk – Wide Moat ELEMENTS is a senior unsecured obligation of the Issuer. The repayment of the principal and the payment of any returns based on the underlying index at maturity are dependent on the Issuer and its ability to pay. This risk is in addition to the risks posed by the Index.

Trading Market for the Securities May Not Develop – Although we intend to list the Wide Moat ELEMENTS on the NYSE Arca, a trading market for your Wide Moat ELEMENTS may not develop. Affiliates of the Issuer and the broker-dealers distributing the Wide Moat ELEMENTS may engage in limited purchase and resale transactions. However, they are not required to do so and, if they engage in such transactions, they may stop at any time. The Issuer is not required to maintain any listing of the Wide Moat ELEMENTS on the NYSE Arca or any other exchange.

How do I get started?

Please speak with your broker or financial advisor to determine if Wide Moat ELEMENTS is appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about Wide Moat ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering or more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-WMW.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

Morningstar is a trademark of Morningstar, Inc. Wide Moat Focus is a service mark of Morningstar, Inc.

Wide Moat ELEMENTS are not sponsored, endorsed, sold or promoted by Morningstar, and Morningstar makes no representation regarding the advisability of investing in Wide Moat ELEMENTS.

NYSE Arca is a service mark of NYSE Group.

© 2007 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-WMW